Exhibit 99

Seabridge Gold Inc.
News Release

Trading Symbols:	TSX-V: SEA AMEX: SA	FOR IMMEDIATE RELEASE February 28, 2007

Seabridge Files 43-101 Report on Updated Gold Resource at Courageous Lake
 Study Points to Significant Potential Increase in Projected Mine Life

Toronto, Canada … Seabridge Gold announced today that it has filed on SEDAR the updated Technical Report on its 100% owned Courageous Lake project (see news release dated January 9, 2007). The updated Technical Report confirms the previously announced new resource estimate. The Report also compares contained ounces of gold in conceptual pits that were generated at various gold price levels using the operating parameters from the Preliminary Assessment Study completed in 2005 (see news release dated September 21, 2005). The new analysis suggests that the projected mine life at Courageous Lake may be significantly greater than the 8.5 year mine life estimated in the 2005 Preliminary Assessment.

The updated Technical Report was prepared by Resource Modeling Inc. (“RMI”) of Tucson, Arizona, and incorporates all exploration activities at the project since the previous resource model was completed in December 2004. Global gold resources for Courageous Lake are now estimated as follows:

Courageous Lake Gold Resources at 0.83 gram per tonne cutoff
Measured			Indicated			Inferred
Tonnes (000’s)	Grade (g/T)	Ounces (000’s)	Tonnes (000’s)	Grade (g/T)	Ounces (000’s)	Tonnes (000’s)	Grade (g/T)	Ounces (000’s)
6,293	2.92	591	53,020	2.14	3,648	93,720	1.98	5,966

The cutoff grade for resource estimation was set at 0.83 grams per tonne based upon the operating cost estimates that were used in the September 2005 Preliminary Assessment and a gold price of US$450 which was considered appropriate at that time. The 2005 Preliminary Assessment used the December 2004 gold resource estimate for the project. In the 2005 Preliminary Assessment, a base case scenario was developed for the project incorporating a 25,000 tonne per day operation (9.0 million tones per year throughput) resulting in a projected 8.5 year mine life with average annual production of 545,000 ounces of gold at a life of mine average cash operating cost of US$279 per ounce recovered. Initial capital costs for the project were estimated at US$630 million, including an 18.1% contingency. The total cost per ounce of production (including cash operating costs and total capital costs over the life of the mine) was estimated at US$423. The base case scenario utilized Measured, Indicated and Inferred Mineral Resources in the mine plan. Seabridge notes that the 2005 Preliminary Assessment incorporates Inferred Mineral Resources that are considered geologically too speculative to have economic considerations applied to them that would enable them to be categorized as Mineral Reserves and advises therefore that there can therefore be no certainty that the estimates contained in the 2005 Preliminary Assessment will be realized.

In the updated Technical Report, RMI generated a series of conceptual Lerchs-Grossmann (LG) pits using a variety of gold prices and using the same operating costs and pit slopes that were used in the 2005 Preliminary Assessment. The following graph summarizes the results of the LG pits comparing the amount of the in-situ Measured, Indicated and Inferred gold resources contained within the conceptual pits at different gold prices:

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172 King Street East, 3rd Floor; Toronto, Ontario M5A 1J3 Canada
Telephone: (416) 367-9292 Facsimile: (416) 367-2711 www.seabridgegold.net

Measured, Indicated and Inferred Resource Ounces in LG Pit Designs

The conceptual LG pit at $450 gold contains 104.5 million tonnes (Measured, Indicated and Inferred Mineral Resources) at a grade of 2.09 grams of gold per tonne (7.03 million ounces) versus the mine plan from the 2005 Preliminary Assessment which contained 77.4 million tonnes (Measured, Indicated and Inferred Mineral Resources) at an average grade of 2.08 grams of gold per tonne (5.16 million contained ounces). At the same annual throughput rate of 9.0 million tonnes, this represents an increase in projected mine life of about three years. At a gold price of $550, the projected increase in mine life is approximately 5.5 years based on 127.3 tonnes (Measured, Indicated and Inferred Mineral Resources) at a grade of 2.08 grams per tonne (8.50 million contained ounces). The increase in projected mine life in the conceptual LG pits compared to the 2005 Preliminary Assessment is a result of (1) a 14% increase in total resources in the updated 2007 resource estimate over the 2004 resource model; and (2) a conversion of material from waste to above cut-off grade on the western edge of the deposit thereby allowing the conceptual pits to be deeper.

Seabridge has commissioned TJS Mining-Met Services Inc. to coordinate various studies needed to update the 2005 Preliminary Assessment of the Courageous Lake Project. This new Preliminary Assessment will update capital and operating cost estimates which could result in a change in cut-off grade and a revision to the open pit designs referred to herein. The study is expected to be completed by mid 2007.

The updated Technical Report was prepared by Resource Modeling Inc. under the direction of Michael Lechner, who is independent of Seabridge and a Qualified Person as defined by National Instrument 43-101. Exploration activities by Seabridge Gold at the Courageous Lake gold project have been conducted under the supervision of William E. Threlkeld, Registered Professional Geologist, Senior Vice President of the Company and a Qualified Person as defined by National Instrument 43-101.

Seabridge has acquired a 100% interest in nine North American gold resource projects. For a breakdown of the Company’s mineral resources by project and resource category please visit the Company’s website at http://www.seabridgegold.net/Resource.htm.

All resource estimates reported by the Company, with the exceptions of the historic estimates for the Grassy Mountain, and Hog Ranch projects, and the Kerr and Sulphurets deposits, were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Statements relating to the estimated or expected future production and operating results and costs and financial condition of Seabridge, planned work at the Company’s projects and the expected results of such work are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by words such as the following: expects, plans, anticipates, believes, intends, estimates, projects, assumes, potential and similar expressions. Forward-looking statements also include reference to events or conditions that will, would, may, could or should occur. Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Company’s projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Company’s projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties, including those described in the Company’s Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2005 and in the Company’s 20-F filed with the U.S. Securities and Exchange Commission (available at www.sec.gov/edgar.shtml).

Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management or its independent professional consultants on the date the statements are made.

        ON BEHALF OF THE BOARD
        "Rudi Fronk," President & C.E.O.

For further information please contact:
Rudi P. Fronk, President and C.E.O.
Tel: (416) 367-9292  •  Fax: (416) 367-2711
Visit our website at www.seabridgegold.net Email: info@seabridgegold.net

The TSX-V Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.